United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
April 2008
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-  .)

BR GAAP
BOVESPA: VALE 3, VALE 5
NYSE: RIO, RIOPR
LATIBEX: XVALO, XVALP
STAYING STRONG IN A WORLD OF CHANGES
Vale’s performance for the first quarter of 2008
Rio de Janeiro, 24 April 2008 — Companhia Vale do Rio Doce (Vale) showed a good performance in the first quarter of 2008 (1Q08) in spite of the negative effects of currency volatility and the pressures on costs generated by price increases for raw materials. In this context, the expansion of our production and efforts to contain costs were fundamental to obtaining positive results.
The main highlights of our performance in 1Q08 were:
•	Record iron ore and pellets sales in a first quarter: 74.645 million metric tons, up 14.2% compared to 1Q07;

•	Record for a first quarter in shipments of aluminum (136,000 metric tons), alumina (833,000 metric tons), cobalt (740 metric tons) and platinum group metals (86,000 troy ounces);

•	Gross revenue of R$ 14.549 billion, down 12.5% compared to 1Q07;

•	Consolidated exports of US$ 3.014 billion, up 23.5% compared to 1Q07;

•	1Q08 net exports (exports less imports) of US$ 2.738 billion, 20.9% higher than that 1Q07. In the same period, Brazil’s trade surplus was US$ 2.837 billion;

•	Operating profit, as measured by EBIT (earnings before interest and taxes), of R$ 5.325 billion, 34.1% lower than in 1Q07;

•	EBIT margin of 37.7% versus 49.7% on 1Q07;

•	Cash generation, as measured by EBITDA (earnings before interest, tax, depreciation and amortisation) of R$ 6.638 billion, R$ 2.298 billion lower than in 1Q07;

•	Net earnings of R$ 2.253 billion, corresponding to earnings per share of R$ 0.47;

•	Return on net equity (ROE) of 29.0%;

•	Payment to shareholders of R$ 0.436 per ordinary or preferential share, totalling R$ 2.110 billion, to be made as from April 30, 2008, corresponding to the first tranche of the minimum payment for 2008, of which 55% in the form of interest on equity and 45% in dividends;

The financial and operational information contained in this press release, except where otherwise indicated, was consolidated in accordance with generally accepted accounting principles in Brazil (Brazilian GAAP). Under the criteria of Brazilian GAAP, companies are consolidated in which Vale has effective control or shared control defined under a shareholders’ agreement. In the case of companies in which Vale has effective control, consolidation is carried out based on 100% and the difference between this amount and the percentage of Vale’s equity stake in the capital of the subsidiary is discounted at the minority shareholders’ line. The main subsidiaries of Vale are: Vale Inco, MBR, Cadam, PPSA, Alunorte, Albras, Valesul, RDM, RDME, RDMN, Urucum Mineração, FCA, Vale Australia, CVRD International and Vale Overseas. In the case of companies where control is share, consolidation is in proportion to Vale’s equity stake in each company. The main companies in which Vale has shared control, as at December 31, 2007, were MRN, MRS, Kobrasco, Nibrasco, Hispanobras, Itabrasco, Samarco and CSI.
1T08

BR GAAP
•	Investments[1] totaled US$ 1.695 billion, of which US$ 1.304 billion in organic growth — R&D and projects — and US$ 391 million in sustaining existing operations;

•	Operational start up of three new projects: (i) the Fazendão iron ore mine in the Southeastern System, in the state of Minas Gerais, (ii) the third Samarco pelletizing plant in the state of Espírito Santo, and (iii) Dalian, a nickel processing plant in the province of Liaoning, China;

•	Investment in corporate social responsibility of US$ 155 million, being US$ 105 million in environmental protection and conservation and US$ 50 million on social projects.
SELECTED FINANCIAL INDICATORS- R$ million

	1Q07	4Q07	1Q08%		%
	(A)	(B)	(C)	(C/A)	(C/B)
Gross operating revenues	16,629	15,521	14,549	-12.5%	-6.3%
Exports (US$ million)	2,441	3,276	3,014	23.5%	-8.0%
Net exports (US$ million)	2,264	2,854	2,738	20.9%	-4.1%
EBIT	8,080	5,056	5,325	-34.1%	5.3%
EBIT margin (%)	49.7	33.5	37.7
EBITDA	8,936	6,431	6,638	-25.7%	3.2%
Net earnings	5,095	4,411	2,253	-55.8%	-48.9%
Net earnings per share (R$)	1.06 [2]	0.91	0.47
Annualized ROE (%)	37.0	35.1	29.0
Capex (US$ million)[3]	1,360	3,202	1,695	24.6%	-47.1%
•	BUSINESS OUTLOOK
The global economy is downshifting in face of a major financial crisis. The slowdown is led by the recession in the U.S., where the housing market correction continues to exacerbate financial stress. Europe is also being affected by the losses incurred by banks with U.S. exposures, spillover effects on interbank and securities markets, and upward pressure on the euro. In addition the tightening of credit standards could accelerate the so-far gradual adjustments of housing prices in a number of European countries.
Japanese growth will remain sluggish as high energy and food prices, the US recession and financial market conditions are producing negative effects on domestic and external demand.
Previous U.S. recessions had been short lived — both the 1990 and 2001 contractions lasted for eight months according to the NBER4 — and were followed by vigorous recoveries, as sharp corrections generally help resolve imbalances and monetary and fiscal stimuli led to a quick rebound.
The aggressive interest rate cuts already made by the Federal Reserve Bank, the timely implementation of a fiscal stimulus package and a weak US dollar will contribute to soften the contractionary impact of the financial shock. However, despite the expected mildness of the recession, given the strains on the financial

[1]	Capex figures, including and excluding acquisitions, are based on realized cash disbursements, according to the USGAAP.

[2]	Adjusted by the stock split occurred during the period.

[3]	Capex figures, including and excluding acquisitions, are based on realized cash disbursements, according to the USGAAP

[4]	National Bureau of Economic Research
1Q08

BR GAAP
institutions we believe that the ensuing recovery will be gradual and not as vigorous as in the previous episodes.
In contrast to earlier periods of financial disruption, the direct spillovers to emerging market economies have been largely contained. There are two main sources of support for these economies: strong growth momentum from their continuing integration into the global economy and gains from macroeconomic stabilization.
Market reforms and the information technology revolution have allowed the unbundling of the production process and the more intensive use of underutilized labor resources in emerging market economies. This process has promoted sustained increases in productivity which underpin the striking difference in GDP growth performance between emerging market and developed economies.
As a consequence, there have been two important shifts in the growth dynamic of the global economy. First, global GDP growth has been dominated by emerging market economies, which have been responsible for two-thirds of the recent global expansion. Second, emerging market economies have been increasingly important in the structure of global trade. Alongside this movement, there was another structural change as trade links among emerging market economies increased significantly.
Although they do not insulate emerging market economies from the developed economies business cycle, these developments contribute to reduce their dependence.
Therefore, we expect emerging market growth to slow, although it should remain robust and above-trend. As a consequence, the growth gap between emerging market and developed economies will tend to widen over the next 12 month period. On the other hand, the dynamism of domestic demand in emerging market economies helps to accommodate the expansion of US exports in response to the depreciation of the US dollar.
China’s economy grew by 10.6% in the first quarter of 2008, despite widespread disruption caused by severe weather conditions and the negative contribution of net external demand as export growth slowed.
As growth in emerging market economies is more resource intensive, the continuation of its dominant role in propelling global expansion has important implications for the evolution of the demand for minerals and metals.
These economies are in the forefront of structural changes, with urbanization — and the resulting need for infrastructure and home building — changing consumption patterns, industrialization and financial deepening contributing to a significant increase in the consumption of minerals and metals. As a matter of fact, they have been accounting for more than 90% of the expansion in consumption of iron ore, steel, aluminum, copper and nickel in this decade.
In addition to the rising global demand, prices of minerals and metals tend to benefit from low inventories and favorable financial conditions. As they are priced in US dollars, the weakness of the currency contributes through several channels to exert upward pressure on prices, even though this is more significant for gold and oil. Low interest rates tend to contribute in the same direction.
The strong global demand for steel and supply constraints for steelmaking raw materials have been contributing to soaring prices: (a) contract prices for metallurgical coal increased dramatically by more than 200%; and (b) following the price settlement of iron ore prices for fines for 2008, we settled with clients the
1Q08

BR GAAP
prices for blast furnace and direct reduction pellets with a 86.7% increase, another sign of the tightness of the iron ore market.
In the short term, after peaking in March 2007 world crude steel production has been slowing its pace of growth, although it is increasing strong in North America, Asia, and Brazil. Given the strength of the global demand, prices have been increasing across all regions, creating the potential for a re-acceleration of output growth.
In 1Q08 total global crude steel production reached 340.7 million metric tons, a 5.6% increase over 1Q07. China produced 124.9 million metric tons, an increase of 8.6% compared to 1Q07. After slowing in the first two months of the year, Chinese steel output was 44.9 million metric tons in March 2008, up 11.5% from March 2007.
The International Iron and Steel Institute (IISI) forecasted a solid increase for the global consumption of steel in 2008 and 2009. The projected growth of 6.7% in 2008 and 6.3% in 2009 is in line with the performance of more recent years. Consumption expansion is expected to be driven by the BRICs, with annual growth rates above 10%.
Despite the existence of high nickel stocks at the London Metal Exchange warehouses, the near term scenario has improved, as demand is increasing and prices are holding firm, hovering around US$ 28,000-30,000 per metric ton.
After the de-stocking cycle, world stainless steel output is gradually recovering from the low levels reached in the third quarter of 2007. Simultaneously, scrap prices discount narrowed and the austenitic ratio is also recovering as substitution pressures subside. Austenitic stainless steel production returned to the level reached in the second quarter of 2007, contributing to a stronger demand for nickel.
The demand for nickel from non-stainless steel uses is increasing steadily driven by energy, aerospace and chemicals, although decorative plating applications are being negatively impacted by the downturn in US housing.
Nickel supply growth continues to face challenges as production disruptions resurface. At the same time, the sharp increase of coke prices in China have contributed to a hike in nickel pig iron prices.
The demand for aluminum has been rising faster than the other base metals and its prices are being boosted by the surge in energy prices. The combination of higher operational costs and higher capex costs tend to improve the medium term scenario for prices.
In the copper market, prices are very sensitive to low inventories given the significant challenges to supply growth. Existing mines are showing lower grades, there is no pipeline of new large projects, projects being developed have lower grades and higher stripping ratios than the existing mines and supply expansion is increasingly dependent on riskier geographical locations.
Vale is well positioned to benefit from the continuation of the long cycle of minerals and metals, given the availability of a wealth of options to expand its production capacity in various segments of the metals and mining industry. As shown in our production report for 1Q08, despite the several challenges, operational activities continue to perform well. At the same time, our large pipeline of world-class worldwide projects is being developed and several projects are expected to come on stream this year, creating new cash flow and shareholder value creation platforms.
1Q08

BR GAAP
•	REVENUE OF R$ 14.5 BILLION
In the first quarter of 2008, the Company achieved gross operating revenue of R$ 14.549 billion, down 6.3% versus 4Q07 of R$ 15.521 billion, and 12.5% below the revenues reported in 1Q07, of R$ 16.629 billion. The appreciation of the Brazilian Real against the US Dollar contributed to a reduction of R$ 1.840 billion in revenue in 1Q07, the variation in metal prices had a negative impact of R$ 793 million, while the rise in sales volume contributed to an increase in revenues of R$ 553 million.
Gross revenue from the sale of ferrous minerals was responsible for 49.5% of total gross revenue in 1Q08, while non-ferrous minerals5 were responsible for 40.6%, logistics services, for 5.4% and steel products, for 2.2%.
Iron ore was the product that represented the highest individual percentage of Vale’s gross revenue (R$ 5.200 billion), followed by nickel (R$ 3.279 billion), pellets (R$ 1.414 billion), copper (R$ 879 million) and primary aluminium (R$ 629 million).
In terms of geographical distribution, 36.5% of gross revenue derived from sales to Asia, 35.1% from the Americas, 23.1% from Europe and 5.3% from other regions of the world.
China continued to be the main destination for our sales, accounting for 16.7% of revenue, followed by Brazil, with 16.2%, Japan, 10.5%, the United States, also 10.5%, Germany 6.5% and Canada 5.0%.
GROSS REVENUE BY DESTINATION — R$ million

	1Q07%		4Q07%		1Q08%
North America	3,068	18.5	2,492	16.1	2,365	16.3
USA	1,943	11.7	1,489	9.6	1,535	10.5
Canada	974	5.9	938	6.0	729	5.0
Others	151	0.9	65	0.4	101	0.7
South America	2,627	15.8	2,927	18.9	2,739	18.8
Brazil	2,233	13.4	2,469	15.9	2,350	16.2
Others	394	2.4	458	2.9	389	2.7
Asia	7,261	43.7	6,171	39.8	5,309	36.5
China	2,646	15.9	2,825	18.2	2,434	16.7
Japan	1,880	11.3	1,536	9.9	1,528	10.5
South Korea	934	5.6	719	4.6	453	3.1
Taiwan	1,360	8.2	187	1.2	454	3.1
Others	441	2.7	904	5.8	439	3.0
Europe	3,259	19.6	3,468	22.3	3,354	23.1
Germany	833	5.0	911	5.9	944	6.5
Belgium	378	2.3	277	1.8	312	2.1
France	365	2.2	373	2.4	278	1.9
United Kingdom	587	3.5	436	2.8	510	3.5
Italy	287	1.7	360	2.3	317	2.2
Others	809	4.9	1,111	7.2	994	6.8
Rest of the World	415	2.5	463	3.0	782	5.4
Total	16,629	100.0	15,521	100.0	14,549	100.0

[5]	As from this quarter information on bauxite, alumina and aluminum are included with non-ferrous minerals.
1Q08

BR GAAP
GROSS REVENUE BY PRODUCT — R$ million

	1Q07%		4Q07%		1Q08%
Ferrous minerals	6,808	40.9	7,927	51.1	7,260	49.9
Iron ore	4,906	29.5	5,753	37.1	5,200	35.7
Pellet plant operation services	17	0.1	25	0.2	21	0.1
Pellets	1,538	9.2	1,549	10.0	1,414	9.7
Manganese ore	13	0.1	64	0.4	69	0.5
Ferro-alloys	262	1.6	434	2.8	449	3.1
Others	72	0.4	102	0.7	107	0.7
Non ferrous minerals	8,590	51.7	6,298	40.6	5,911	40.6
Nickel	5,973	35.9	3,607	23.2	3,279	22.5
Copper	760	4.6	959	6.2	879	6.0
Kaolin	105	0.6	132	0.9	93	0.6
Potash	67	0.4	104	0.7	112	0.8
PGMs	147	0.9	145	0.9	218	1.5
Precious metals	46	0.3	35	0.2	52	0.4
Cobalt	60	0.4	70	0.5	106	0.7
Aluminum	836	5.0	624	4.0	629	4.3
Alumina	511	3.1	552	3.6	482	3.3
Bauxite	85	0.5	70	0.5	61	0.4
Coal	—	0.0	87	0.6	126	0.9
Logistics services	807	4.9	844	5.4	787	5.4
Railroads	617	3.7	715	4.6	665	4.6
Ports	127	0.8	103	0.7	94	0.6
Shipping	63	0.4	26	0.2	28	0.2
Others	424	2.5	365	2.4	465	3.2
Total	16,629	100.0	15,521	100.0	14,549	100.0
•	OPERATIONAL COSTS AND EXPENSES
Cost of goods sold (COGS) in 1Q08, of R$ 7.512 billion, increased 3.7% compared to the same period a year earlier. Compared to 4Q07, the Company’s COGS was down 7.9%.
The breakdown of COGS in 1Q08 in terms of exposure to different currencies was as follows: 59.4% in Brazilian reais, 22.4% in Canadian dollars, 14.6% in US dollars, 1.7% in Australia dollars, 1.2% in Indonesia rupees and 0.7% in other currencies.
In this quarter, the main COGS item consisted of expenses with material, amounting to R$ 1.556 billion — 20.7% of the total —, an increase of R$ 400 million compared to 1Q07. The main components of this cost item were: (i) expenditure on maintenance material at Vale Inco of R$ 421 million, compared to R$ 235 million in 1Q07, (ii) equipment parts and components, with R$ 419 million compared to R$ 315 million in the same period a year earlier; (iii) inputs, with R$ 291 million, compared to R$ 204 million in 1Q07; and (iv) tyres and conveyor belts, with R$ 96 million compared to R$ 59 million in the first quarter of 2007.
The cost of energy amounted to R$ 1.298 billion — 17.3% of COGS — up R$ 156 million compared to the amount spent in 1Q07. This increase was due to a rise of R$ 163 million in the cost of oil, fuels and gases, totalling R$ 843 million in the quarter. The amount spent on electric power totalled R$ 455 million, down R$ 7 million compared to the same period a year earlier.
Expenditure on outsourced services amounted to R$ 1.129 billion — 15.0% of COGS — compared to R$ 997 million in 1Q07. The main items at this cost line
1Q08

BR GAAP
were: expenditure on services for the maintenance of installations and equipment (R$ 286 million compared to R$ 211 million in 1Q07) and expenditures on the transportation (R$ 150 million compared to R$ 154 million in 1Q07).
Personnel expenses totalled R$ 951 million — 12.7% of COGS — , in line with expenditures on 1Q07.
The cost of products purchased from third parties was down 56.5% compared to 1T07, amounting to R$ 644 million in 1Q08, basically as a result of a reduction of R$ 575 million in the purchase of nickel products.
In this quarter, the cost of depreciation and exhaustion amounted to R$ 1.232 billion — 16.4% of COGS — representing an increase of R$ 447 million compared to 1Q07, due to broadening of the asset base, from R$ 79.8 billion in 1Q07 to R$ 92.2 billion in 1Q08, as a result of the acquisition of Vale Inco.
The cost of the Company’s shared service, created in the second half of 2007, amounted to R$ 96 million in this quarter, compared to R$ 71 million in the previous quarter (4Q07).
The item other operational costs amounted to R$ 606 million — 8.1% of COGS — down 17.2% on the figure in 1Q07, of R$ 732 million. Taking into account the cost of the shared services (R$ 96 million), which was excluded in 1Q08, this cost item would have been in line with that reported in 1Q07.
Demurrage costs — fines paid for delays in the loading of ships at the Company’s marine terminals — totalled R$ 111 million, representing R$ 1.80 per metric ton of iron ore shipped, compared to R$ 0.63 per metric ton on the same quarter last year, due to the strong increase in demand for iron ore and the temporary suspension of shipments at the port of Itaguaí for the completion of ongoing works.
Operational expenses amounted to R$ 1.288 billion in 1Q08, up 39.5% on the expenditure figure in the same quarter in 2007.
Sales expenses in the quarter totalled R$ 143 million, higher than the R$ 57 million in 1Q07, due to coal sales expenses, a business that was only included into Vale’s activities in May 2007. Administrative expenses dropped by 16.1% in 1Q08, compared to the same period a year earlier.
Expenditure on Research and Development (R&D)6 amounted to R$ 331 million in 1Q08, up 38.5% compared to 1Q07, as a consequence of the higher investment in mineral exploration and higher expenditure on feasibility studies.
Other operational expenses, of R$ 357 million, were R$ 275 million higher than the figure reported in 1Q07, which was positively impacted by a reversion in a non-recurring provision for the payment of — PIS/COFINS — of R$ 317 million as a result of a favourable court decision.

[6]	Expenses with R&D are accounting figures. We present in the section Investments the total of US$ 173 million of R&D, in accordance to the effective cash disbursement in the year.
1Q08

BR GAAP
COGS BREAKDOWN — R$ million

	1Q07%		4Q07%		1Q08%
Outsourced services	997	13.8	1,424	17.5	1,129	15.0
Material	1,156	16.0	1,240	15.2	1,556	20.7
Energy	1,142	15.8	1,301	15.9	1,298	17.3
Fuel oil and gases	680	9.4	853	10.5	843	11.2
Electric energy	462	6.4	448	5.5	455	6.1
Acquisition of products	1,482	20.4	882	10.8	644	8.6
Personnel	964	13.3	1,021	12.5	951	12.7
Shared services	—	—	71	0.9	96	1.3
Depreciation and exhaustion	785	10.8	1,223	15.0	1,232	16.4
Others	721	9.9	998	12.2	606	8.1
Total	7,247	100.0	8,160	100.0	7,512	100.0
•	OPERATING PROFIT
Operating profit, as measured by EBIT (earnings before interest and tax) amounted to R$ 5.325 billion in 1Q08, 5.3% higher than the operating profit reported in 4Q07, and 34.1% lower than that in 1Q07, a quarter characterised by higher nickel prices in the international markets.
The drop of R$ 2.755 billion, compared to 1Q07, was the result of the following factors: (i) the drop in net revenue of R$ 2.125 billion, (ii) the increase in COGS, of R$ 265 million, (ii) and the increase in operational expenses, of R$ 365 million.
EBIT margin in 1Q08 amounted to 37.7%, 420 basis points (bp) higher than in 4Q07, and 1200 bp below the EBIT margin reported in 1Q07, of 49.7%.
•	NET EARNINGS
In the first quarter of this year, Vale’s net earnings totalled R$ 2.253 billion, corresponding to R$ 0.47 per share. Compared to the figure in 1Q07, of R$ 5.095 billion, Vale’s result was down 55.8%, basically being the result of a drop in operating profit of R$ 2.755 billion, mostly due to the lower average price of nickel and aluminium in the first quarter of the year.
In 1Q08, our net financial result amounted to a negative R$ 2.056 billion, compared to a negative result of R$ 208 million in 1Q07, mainly due to monetary and exchange-rate variation, which generated a loss of R$ 622 million in 1Q08, compared to a gain of R$ 906 million in 1Q07.
This quarter we had losses of R$ 548 million with derivatives, compared with the gains of R$ 166 million in 1Q07. The high volatility of metals prices during the first quarter of the year resulted in losses with derivatives operations intended to guarantee cash flow of R$ 202 million for copper, R$ 223 million for aluminum, R$ 61 million for nickel and R$ 27 million for platinum.
As these are forward operations, there was no margin calls. However, due to liquidation of some hedge positions, there was a R$ 136 million negative impact in our cash flow.
The expectation of better future performance, already reflected in the valuation of our share prices, has been incorporated in the shareholder debenture prices, whose remuneration depends on the evolution of our production in specific assets. The marking to market for shareholder debentures generated a negative impact of R$ 73 million on net income for 1Q08.
1Q08

BR GAAP
The interest rate swap in Brazilian Reais linked to CDI for fixed interest in US dollars for non-convertible debentures issued in Brazil in December 2006 and the exchange rate swap involving the equivalent amount in the staff expenditure, generated a positive impact of R$ 77 million and R$ 25 million, respectively, as a consequence of the appreciation in the Brazilian Real against the US Dollar. On the other hand, swap operations for other financial liabilities in reais for US dollars carried out more recently generated an accounting loss of R$ 127 million in 1T08.
The non-operational result amounted to R$ 139 million, as a result of the sale of the Company’s stake in Jubilee Mines, a producer of nickel in Australia, in which we had a minority stake.
Minority shareholdings in 1Q08 contributed to a reduction in net earnings of R$ 36 million, while contributions received from joint ventures for the production of coal in China contributed with R$ 37 million.
•	CASH GENERATION: R$ 6.6 BILLION
In the first quarter of 2008, cash generation as measured by EBITDA (earnings before interest, tax, depreciation and amortization) amounted to R$ 6.638 billion, up 3.2% on 4Q07 figure of R$ 6.431 billion. Compared to 1Q07, when the equivalent figure amounted to R$ 8.936 billion, EBITDA was down 25.7%.
The main factors which explain the drop of R$ 2.298 billion in EBITDA were the reduction of R$ 2.755 billion in EBIT, and the increase of R$ 457 million in depreciation.
In the first quarter, ferrous minerals contributed with 51.2% of the Company’s total cash generation, non-ferrous minerals, with 45.2%, logistics, with 4.7% and steel with 0.3%, discounting expenditure on R&D, which represented 1.5% of EBITDA.
EBITDA — R$ million

	1Q07	4Q07	4Q08
Net operating revenues	16,249	15,085	14,125
COGS	(7,247)	(8,160)	(7,512)
SG&A	(602)	(799)	(600)
Research and development	(239)	(462)	(331)
Other operational expenses	(82)	(608)	(357)
EBIT	8,080	5,056	5,325
Depreciation, amortization & exhaustion	856	1,300	1,313
Dividends received	—	75	-
EBITDA	8,936	6,431	6,638
•	A HEALTHY BALANCE SHEET WITH DECLINING COST OF DEBT
Vale’s total debt as of March 31, 2008 was US$ 20.523 billion, as against US$ 19.030 billion on December 31, 2007 and US$ 23.480 billion on March 31, 2007.
Net debt(c) on March 31, 2008 was US$ 18.259 billion. Our cash position increased substantially, from US$ 1.046 billion in the end of 2007 to US$ 2.264 billion, reflecting a healthy position amidst a global tightening in credit supply when the credit supply in the financial markets became much more tight.
This quarter we issued export credit notes (NCE) totaling US$ 1.117 billion, with maturity of 10 years.
1Q08

BR GAAP
In addition, at the beginning of April we closed a contract for a committed credit facility totaling R$ 7.3 billion with Banco Nacional de Desenvolvimento Econômico e Social (BNDES), the Brazilian National Development Bank, available for 60 months and with a 10-year tenor, with a view to financing part of our investment plan for 2008-12.
On March 31, 2008, considering hedge positions, 64% of our total debt was tied to floating interest rates and 36% to fixed interest rates. 91% of the debt was denominated in US dollars, with 9% in other currencies.
Average debt maturity fell from 10.67 years in December 2007 to 9.36 years in March 2008.
The average cost of debt, before income tax, was 5.17%, against 6.40% in March 2007 and 6.14% in December 2007. This reduction was largely due to the decline of Libor, which has continuously occurred since the end of December last year.
Debt leverage, as measured by total debt/EBITDA(d) ratio went from 1.9x on March 31, 2007 to 1.1x on December 31st 2007, increasing slightly to 1.3x on March 31, 2008.
Another leverage indicator, the total debt/enterprise value(e) (net debt plus market cap) ratio went from 22.4% in 1Q07 to 11.2% in December, 2007 and 11.5% on March 31, 2008. Interest coverage, measured by the relation adjusted EBITDA/interest paid(f) was 11.52x at the end of March 2008, as compared to 11.79x at the end of 2007.
DEBT INDICATORS — US$ million

	1Q07	4Q07	1Q08
Total debt	23,480	19,030	20,523
Net debt	19,526	17,984	18,259
Total debt / adjusted EBITDA (x)	1.9	1.1	1.3
Adjusted EBITDA / interest expenses (x)	15.63	11.79	11.58
Total debt / EV (%)	22.36	11.21	11.52
Enterprise Value = market capitalization + net debt
•	DELIVERING NEW VALUE CREATION PLATFORMS
In the first quarter of this year, Vale’s investments totaled US$ 1.695 billion, of which US$ 1.304 billion went to financing organic growth — US$ 1.131 billion for project development and US$ 173 million for R&D — and US$ 391 million for support of existing operations. Investments were up 24.6% on those made in 1Q07.
TOTAL INVESTMENT REALIZED — US$ million

by category	1Q07		4Q07		1Q08
Organic growth	923	67.9%	2,332	72.8%	1,304	76.9%
Projects	837	61.5%	1,924	60.1%	1,131	66.7%
R&D	86	6.3%	408	12.7%	173	10.2%
Stay-in-business	437	32.1%	870	27.2%	391	23.1%
Total	1,360	100.0%	3,202	100.0%	1,695	100.0%
1Q08

BR GAAP
Three projects were concluded in the first quarter: Fazendão, Samarco III and Dalian.
The Fazendão mine, in the Southeastern System, has a nominal production capacity of 15.8 million metric tons per year of ROM (unprocessed ore). A large part of the Fazendão production will supply the third Samarco pelletizing plant.
The third Samarco pelletizing plant, (Samarco III), a joint venture which is not consolidated under US GAAP and where we have a 50% stake, began operations this April. The new plant will have a production capacity of 7.6 million metric tons per year of pellets and will raise the joint venture’s production capacity to 21.6 Mtpy.
Dalian, in the north of China, which also began operations in April, will process the nickel matte produced by the Goro mine and has a capacity to produce 35,000 tpy of finished nickel. Until Goro starts production, the Dalian plant is processing nickel oxide sinter with feed from our operation in Sorowako, in Indonesia. This investment amounted to US$ 62 million.
Dalian will produce utility nickel, with 97% nickel purity, which is used in the stainless steel industry. This operation will increase our flexibility in the Chinese domestic market, allowing us to get a better balance in our sales, which at the moment are concentrated on the plating market (83%). Hence, we expect to increase our Chinese sales to the stainless steel industry from 9% to 45%.
TOTAL INVESTMENT — US$ million

by business area	1Q07		4Q07		1Q08
Ferrous minerals	337	24.8%	613	19.1%	386	22.8%
Non-ferrous minerals	727	53.5%	1,574	49.1%	922	54.4%
Logistics	209	15.4%	397	12.4%	239	14.1%
Coal	6	0.4%	120	3.7%	23	1.4%
Power generation	15	1.1%	127	4.0%	52	3.1%
Steel	19	1.4%	209	6.5%	14	0.8%
Others	46	3.4%	163	5.1%	59	3.5%
Total	1,360	100.0%	3,202	100.0%	1,695	100.0%
Vale invested US$ 173 million in R&D in 1Q08, of which 14% in the ferrous minerals area, 55% in non-ferrous minerals, 11% in logistics, 2% in coal and 15% in energy. US$ 56 million went to mineral exploration.
Our investments in R&D in the energy business aim to diversify our consumption matrix. We are committing resources to finance our investment in exploration blocks and accelerate studies of different options for our energy sources, in order to pursue that goal.
We have sold our minority shares in the Jubilee Mine, a nickel producer in Australia. This divestment generated revenues of US$ 130 million.
In the first quarter, US$ 155 million were invested in corporate social responsibility, of which US$ 105 million for the development of environmental projects, and US$ 50 million for social projects. Vale’s goal is to support the communities where we have operations, so that we can collaborate effectively in the sustained development of local environment and communities.
For more details about our investments for 2008, please access our website: www.vale.com/Investors/Investments
1Q08

BR GAAP

		Budget
		US$ million
Area	Project	2008	Total	Status
Ferrous Minerals/Logistics	Carajás 130 Mtpy	1,165	2,478	This project will add 30 Mpty to present capacity. It comprises investments in the installation of a new plant, composed of primary crushing and processing and classification units and considerable investment in logistics (car dumpers, stock yards and terminals). Conclusion planned for the 2H09. Purchase of critical equipment and engineering detailing are in progress. Awaiting environmental license to begin work.
	Fazendão	50	129	Project for the production of 15.8 Mtpy of ROM (unprocessed iron ore) in the Southeastern System. The Fazendão mine will supply iron ore to Samarco’s third pelletizing plant. Operations are already at ramp up stage.
	Itabiritos	341	973	Construction of a pelletizing plant in state of Minas Gerais, with nominal production capacity of 7Mtpy. Start-up planned for 2H08.
	Serra Sul	145	10,094	On the Southern of Carajás, in the state of Pará, this comprises 90 Mtpy and investment in the mine, plant and railroad. Completion is scheduled for the 1H10. Subject to approval by the Board of Directors.
	Northern Corridor	334	956	The expansion of the Northern Corridor will increase the Carajás Railroad’s capacity to transport iron ore and the shipment capacity of the maritime terminal of Ponta da Madeira. Conclusion is planned for the end of 2008.
	Southeastern Corridor	379	553	Expansion of the Vitória a Minas Railroad (EFVM) and the port of Tubarão. Conclusion planned for 1H09. The fifth car dumper started operations in April.
	Usina VIII	95	636	Pelletizing plant to be constructed at the port of Tubarão, in the state of Espírito Santo, with annual production capacity of 7.5 Mpty. Conclusion planned for 2H10. Project approved in 2H07. Civil works, infrastructure and engineering services have already been contracted, as well as critical equipments to the project (mills and roller press). Metallic structures, conveyor belt transporters and stockyard machinery are in contracting phase.
	Pelletizing Oman	82	546	Project for the construction of a pelletizing plant in Oman, in the Middle East, for the production of 9 Mpty of direct reduction pellets. Start up planned for 2H10. Subject to approval by the Board of Directors.
Non-Ferrous Minerals	Salobo I	387	1,152	The project will have a production capacity of 100,000 metric tons of copper in concentrate. Conclusion of work scheduled for 1H10.
	Vermelho	91	1,908	Annual production capacity is estimated at 46,000 metric tons of metallic nickel and 2,800 metric tons of cobalt. Conclusion of work scheduled for 1H12.
	Onça Puma	581	2,297	The project will have a nominal production capacity of 58,000 metric tons per year of nickel in ferronickel form. Cold commissioning planned for August 2008, with production starting in 1H09.
1Q08

BR GAAP

		Budget
		US$ million
Area	Project	2008	Total	Status
	Goro	723	3,212	This project in New Caledonia, in the South Pacific, has an nominal production capacity of 60,000 metric tons per year of finished nickel and 4,600 metric tons of cobalt. Work is due to be completed at the end of 2008.
	Totten	66	362	New nickel mine in Sudbury, Canada, aiming to produce 11,200 tpy of copper, 8,200 tpy of nickel and 82,000 oz of precious metals. Conclusion planned for 1H11.
	Bayovar	48	479	Open cast mine in Peru with annual phosphate production of 3.9 million metric tons. Conclusion scheduled for 1H10.
	Papomono	48	102	In the Coquimbo region in Chile, with an annual cathode production capacity of 18,000 metric tons. Conclusion expected for 2H09.
	Alunorte 6 and 7 Paragominas II	382 61	846 196	The project for the construction of modules 6 and 7 will increase refinery production capacity to 6.26 million metric tons of alumina per year. Completion is scheduled for 2H08. The second phase of Paragominas will add 4.5 Mpty to the capacity of Paragominas I. Completion planned for 1H08.
	Paragominas III	30	416	The third phase, Paragominas III, will add 4.95 Mtpy to existing capacity and completion is scheduled for 1H11. Subject to approval by the Board of Directors.
	NAR	88	1,795	The new refinery will be in Barcarena, in state of Pará. The plant will be developed in four stages, each one with a production capacity of 7.4 Mtpy. Completion is expected in 1H11. Subject to approval by the Board of Directors.
Coal	Moatize	97	1,398	The project is in Mozambique, and will have a production capacity of 11 Mtpy, of which 8.5 Mtpy metallurgical coal and 2.5 Mtpy thermal coal. Completion planned for 2H11. Subject to approval by the Board of Directors.
	Carborough Downs	96	330	Development of the Carborough Downs coal mine in Queesland, Australia. At present the mine is being ramped up, marginally producing until it reaches 4.4 Mpty in 2011, after the installation of a longwall.
Power Generation	Barcarena	188	898	Project for the construction of a thermoelectric plant with installed capacity of 600 MW in the state of Pará. Completion planned for the end of 2010. The contract for supplying equipment for the plant has been signed.
	Estreito	165	514	The Estreito hydroelectric powerplant on the Tocantins river, between the states of Maranhão and Tocantins, has already obtained the installation license, and is being built. Vale has a 30% share in the consortium which will build and operate the plant, which will have a capacity of 1,087 MW. Completion is planned for 2H10.
•	PERFORMANCE OF THE BUSINESS SEGMENTS
•	Ferrous Minerals
Shipments of iron ore and pellets in 1Q08, which amounted to 74.645 million metric tons, was 14.2% higher than the figure of 65.373 million tons record in 1Q07, and it represents the largest volume ever shipped in a first quarter, despite stoppage at the Itaguai maritime terminal to conclude construction work.
In 1Q08, the increase in the sales volume of iron ore and pellets was basically due to: (i) the expansion of 10.8% in iron ore production, compared to 1Q07, generated
1Q08

BR GAAP
at the operations of Carajás, Brucutu and Fazendão; and (ii) the increase in pellets production, which was 1.9% higher than in 1Q07.
Iron ore sales amounted to 64.789 million metric tons, up 16.1% compared to 1Q07. With regard to pellets, in 1Q08 sales amounted to 9.856 million metric tons, up 2.9% on 1Q07.
Sales of iron ore and pellets to China in 1Q08 totalled 23.094 million metric tons, 30.9% of total sales volume, compared to 33.5% in 1Q07. Japan accounted for 7.651 million metric tons, representing 10.2% of sales, Germany, 6.254 million metric tons, or 8.4% of sales, followed by Italy with 2.438 million metric tons, or 3.3%.
Sales of iron ore and pellets in Brazil amounted to 12.994 million metric tons, 17.4% of total shipments an increase of 16.1% in relation to 1Q07, reflecting the growth in Brazilian steel production.
Shipments of manganese ore amounted to 146,000 tons in 1Q08, growth of 63,000 metric tons over 1Q07. In this quarter, shipments of ferroalloys amounted to 123,000 metric tons, in line with the volume shipped in the same period a year earlier.
In 1Q08, revenue from ferrous minerals — iron ore, pellets, manganese, ferroalloys and pig iron — amounted to R$ 7.260 billion, up 6.6% compared to 1Q07 figure of R$ 6.808 billion.
In the period, revenue from sales of iron ore amounted to R$ 5.200 billion, up 6.0% compared to 1Q07, while pellet revenue amounted to R$ 1.414 billion, down 8.1%.
In the first quarter the effect of increases in iron ore and pellets reference prices for 2008 has no significant impact on revenues, a mere R$ 30 million, since there has not been sufficient time to include the additional clauses in the contracts of those clients who keep to the calendar year for price adjustments.
In the first quarter of the year, the EBIT margin for ferrous minerals amounted to 43.2%, compared to 55.4% in the previous year, while cash generation, as measured by EBITDA, amounted to R$ 3.400 billion, compared to R$ 3.907 billion in 1Q07.
The margin of this segment were negatively impacted by an increase in costs for the purchase of materials and services, which increased basically due to a rise in expenditures on parts and components for equipment, inputs, conveyor belts and tyres.
In 1Q08 Vale carried out investments in ferrous minerals operations to the amount of US$ 386 million, US$ 286 million of which went to project development, US$ 25 million to R&D and US$ 75 million to stay-in-business. During this quarter the Fazendão mine in the Southeastern System has come on line, while the third Samarco plant began production in April.
At the Itabiritos project, scheduled for start-up in 2H08, the environmental license for working the Sapecado and Galinheiro mines has been obtained. These will supply pellet feed to the pelletizing plant with a nominal capacity of 7 million metric tons per year.
Carajás 130 Mtpy, whose environmental license is under analysis by IBAMA, the Brazilian environmental protection agency, has already ordered some equipment, railcars and locomotives. Due to delays with the issuing of the environmental licenses, start-up, scheduled for 2H09, may be delayed.
1Q08

BR GAAP
To cope with the growth in iron ore production at Carajás — with Carajás 130 Mtpy and Serra Sul — Vale will make substantial investments in logistics infrastructure; we are forecasting purchases of 147 locomotives, 10,620 railcars, four car-dumpers and five shiploaders in order to handle the 220 million metric tons per year of production.
SALES VOLUME — ‘000 metric tons

	1Q07	4Q07	1Q08
Iron ore	55,792	66,382	64,789
Pellets	9,581	10,522	9,856
Total	65,373	76,904	74,645
Manganese	83	256	146
Ferroalloys	124	126	123
IRON ORE AND PELLETS SALES BY DESTINATION — ‘000 metric tons

	1Q07%		4Q07%		1Q08%
Asia	33.0	50.4	38.0	49.5	35.6	47.7
China	21.9	33.5	25.0	32.5	23.1	30.9
Japan	6.1	9.3	6.9	8.9	7.7	10.2
South Korea	2.1	3.3	3.3	4.2	2.3	3.1
Emerging Asia (ex-China)	2.8	4.3	2.9	3.8	2.6	3.4
Europe	16.1	24.7	19.5	25.3	19.4	25.9
Germany	5.3	8.1	5.6	7.3	6.3	8.4
France	2.7	4.2	3.2	4.2	2.2	3.0
Italy	2.0	3.1	2.9	3.7	2.4	3.3
Others	6.0	9.2	7.8	10.1	8.5	11.3
Brazil	11.2	17.1	11.3	14.7	13.0	17.4
USA	0.7	1.1	1.0	1.3	0.4	0.6
RoW	4.4	6.7	7.1	9.2	6.3	8.4
Total	65.4	100.0	76.9	100.0	74.6	100.0
GROSS REVENUE BY PRODUCT — R$ million

	1Q07%		4Q07%		1Q08%
Iron ore	4,906	72.1	5,753	72.6	5,200	71.6
Pellet plant operation services	17	0.2	25	0.3	21	0.3
Pellets	1,538	22.6	1,549	19.5	1,414	19.5
Manganese ore	13	0.2	64	0.8	69	1.0
Ferro-alloys	262	3.8	434	5.5	449	6.2
Others	72	1.1	102	1.3	107	1.5
Total	6,808	100.0	7,927	100.0	7,260	100.0
SELECTED FINANCIAL INDICATORS

	1Q07	4Q07	1Q08
EBIT margin (%)	55.4%	44.6%	43.2%
EBITDA (R$ million)	3,907	3,741	3,400
Capex (US$ million)	337	613	386
•	Non-ferrous minerals[7]
Total revenue from non-ferrous minerals amounted to R$ 5.911 billion, down R$ 2.678 billion compared to 1Q07.
The main product in this segment, nickel, generated revenue of R$ 3.279 billion, down 45.1% compared to the revenue of R$ 5.973 billion in the same period a year earlier, basically due to the lower average sales price and the reduction of 7.0% in sales volume.

[7]	As from this quarter results for aluminum — bauxite, alumina and primary aluminum — are included in non-ferrous minerals. Statistics for past quarters were revised to include this change
1Q08

BR GAAP
66,000 metric tons of nickel were shipped in 1Q08, as compared with 71,000 in 1Q07. Despite the weakening of the U.S. economy our sales to the American market performed well, given the robust demand from non-ferrous alloys, alloy steel and foundry sectors, and even the stainless sector has improved relatively to the levels of 2H07. The U.S. produces higher value alloys that have been in high demand for energy, aerospace and chemical applications.
Average realized price was US$ 28,652 per metric ton, a drop of 29.0% in relation to 1Q07, when global production of stainless steel was in rapid growth and which produced an imbalance between nickel supply and demand. The average price on the LME during 1Q07 was US$ 41,448, compared with US$ 28,946 this quarter.
Our nickel average realized price use to vary relatively to the LME price showing a premium or a discount. As we sell a basket of different nickel products, the premium over the LME price is the weighted average premium of the products sold, varying in accordance with the product mix. Specialty products are at the higher end of the premium range, commodity at the lower end, and intermediate products, such as sinter and matte are sold at a discount to the LME price.
However, given that a considerable portion of our sales are based on prior month LME prices, there is a “LME lag effect”. In a rising price environment our nickel average realized price tends to show an “apparent discount” to the LME. By the same token, in a declining price environment our nickel average realized price tends to show an “apparent premium”. This is the case for 1Q08 “apparent discount”, which is equal to US$ 294 per metric ton, because the LME price increased from US$25,991 in December 2007 to US$31,225 in March 2008. On the other hand, in 3QO7 there was a US$ 1,436 premium per metric ton, as prices were declining sharply.
Revenue from products in the aluminium chain — bauxite, alumina and aluminum — amounted to R$ 1.172 billion, compared to R$ 1.432 billion in 1Q07.
Revenue generated from sales of primary aluminium amounted to R$ 629 million, down R$ 207 million compared to 1Q07, being the main item responsible for the drop seen in revenue from products in the aluminium chain. Revenue from the sale of alumina amounted to R$ 482 million down from R$ 29 million on 1Q07. The drop in average sales price of these products was the main factor which caused the drop in revenue, partially compensated for by an increase of 133,000 metric tons in the volume of alumina sold.
Revenue from the sales of copper amounted to R$ 879 million, up 15.7% on 1Q07, explained by the increase in the average sale price of copper as measured in Brazilian Reais, despite the negative influence of the appreciation in the Brazilian Real against the US Dollar in the period. Vale sold 63,000 metric tons of copper in 1Q08, compared to 66,000 metric tons in the same period a year earlier.
Platinum group metals accounted for revenue of R$ 218 million, R$ 71 million higher than that generated in 1Q07, with total shipments of 86,000 metric tons, up 11.7% on the same quarter a year earlier.
Shipments of kaolin generated revenue of R$ 93 million, down 11.4% on the revenue reported from this source in 1Q07.
Other non-ferrous minerals also produced a substantial increase in revenue: potash sales produced revenue of R$ 112 million, up 67.2% on 1Q07, with cobalt sales generating R$ 106 million, up 76.7%, while precious metals (gold and silver) generated revenue of R$ 52 million, up 14.1%.
Operating margin in the non-ferrous minerals segment amounted to 38.3% in 1Q08, compared to 59.6% in 1Q07. The drop in price of the main products, with
1Q08

BR GAAP
the exception of copper and potash, were instrumental in reducing operational margin by 2,130 basis points.
Cash generation as measured by EBITDA amounted to R$ 3.000 billion, compared to R$ 4.734 billion in 1Q07. The reduction of R$ 1.734 billion was due to the effect of lower average sales prices, partially compensated for by lower costs.
Investments in non-ferrous operations amounted to US$ 922 million, of which US$ 640 million for projects, US$ 96 million for R&D and US$ 186 million for maintenance. The Dalian nickel processing plant in China started up in April and for the second half of the year the Goro is due to be commissioned, with production scheduled to start in December 2008.
The budget for the Onça Puma nickel project has been revised, going from US$ 1.395 billion to US$ 2.297 billion, for three reasons: (i) the exchange rate effect on the values of contracts denominated in Brazilian reais, totaling US$ 313 million; (ii) changing in scope given the reduction of synergies with Vermelho originally planned; (iii) increase in prices of materials, equipment and services especially with electromechanical assembly.
The Paragominas bauxite mine will begin the commissioning of its second phase next May, which will increase its capacity to 9.9 Mtpy (Paragominas II). The bauxite production from Paragominas II will supply stages 6 and 7 of Alunorte, scheduled to ramp up in June and July, respectively, bringing alumina production capacity up to 6.26 Mtpy.
At Salobo I, which will have a nominal copper in concentrate production capacity of 100,000 metric tons per year, the investments needed for the potential production capacity of Salobo II were brought forward. Additionally, gains in safety and operating costs were identified with the retracing of the access road. As a result, the total cost of the investment was revised to US$ 1.152 billion from the original US$ 897 million.
Carajás hydrometallurgy project (UHC), which will come on line this year, already has an implementation license and the pre-commissioning process has already begun. Start up should take place two months after obtaining the operating license to produce 10,000 metric tons of copper per year under the new technology testing program.
SALES VOLUME — ‘000 metric tons

	1Q07	4Q07	1T08
Copper	66	89	63
Nickel	71	68	66
Cobalt	580	686	740
Precious metals (ounce troy)	640	548	527
PGMs (ounce troy)	77	74	86
Potash	161	174	158
Kaolin	269	349	263
Bauxite	1,239	1,110	993
Alumina	700	959	833
Aluminum	134	135	136
1Q08

BR GAAP
GROSS REVENUE BY PRODUCT — R$ million

	1Q07%		4Q07%		1Q08%
Nickel	5,973	69.5	3,607	57.3	3,279	55.5
Copper	760	8.8	959	15.2	879	14.9
Kaolin	105	1.2	132	2.1	93	1.6
Potash	67	0.8	104	1.7	112	1.9
PGMs	147	1.7	145	2.3	218	3.7
Precious metals	46	0.5	35	0.6	52	0.9
Cobalt	60	0.7	70	1.1	106	1.8
Aluminum	836	9.7	624	9.9	629	10.6
Alumina	511	5.9	552	8.8	482	8.2
Bauxite	85	1.0	70	1.1	61	1.0
Total	8,590	100.0	6,298	100.0	5,911	100.0
SELECTED FINANCIAL INDICATORS

	1Q07	4Q07	1Q08
EBIT margin (%)	59.6%	27.1%	38.3%
EBITDA (R$ million)	4,734	2,464	3,000
Capex (US$ million)	727	1,574	922
•	Coal
Vale Australia, our fully consolidated subsidiary, owns four operations: Integra Coal (61.2%), Carborough Downs (80%), Isaac Plains (50%) and Broadlea (100%). The numbers related to sales volumes and revenues already reflect our share in each venture.
Shipments of metallurgical coal in 1Q08 totaled 1.004 million metric tons, of which 683 thousand metric tons metallurgical coal and 321 thousand metric tons thermal coal.
Revenue from the sale of coal in the quarter amounted R$ 126 million, of which R$ 86 million was from metallurgical coal (semi-hard, semi-soft and PCI) and R$ 40 million from thermal coal. Currently, about 90% of our coal sales follow the reference price, with the remaining 10% reflects the spot price.
Carborough Downs, an underground mine in Moranbah, in the region of Central Queensland, Australia, has been producing 800,000 metric tons of metallurgical coal and PCI annually. The expansion project will allow the mine to attain a nominal production capacity of 4.4 million metric tons through the installation of long wall system. Given the high fixed costs of an underground mine, this will help to bring down the unit cost of production significantly.
Investments in coal-mining operations amounted to US$ 23 million in 1Q08, against US$ 6 million in 1Q07.
SALES VOLUME — ‘000 metric tons

	1Q07	4Q07	1Q08
Metallurgic coal	—	797	683
Thermal coal	—	115	321
GROSS REVENUE BY PRODUCT — R$ million

	1Q07	4Q07	1Q08
Metallurgic coal	—	102	86
Thermal coal	—	12	40
1Q08

BR GAAP
•	Logistics Services
Vale’s railroads — Carajás (EFC), Vitória a Minas (EFVM) and Centro-Atlântica (FCA) — transported 5.747 billion net ton kilometres (ntk) of general cargo for clients in 1Q08, down 13.1% on 1Q07’s figure of 6.610 billion ntk.
The drop in the transported volume was due, mainly, to the delay of soy beans harvest caused by heavy rain, reduction on volumes of raw materials for pulp industry, and lower exports volume of pig iron, due to end of our concession of Paul maritime terminal, in April 2007.
The main cargo is transported were: inputs and products for the steel industry (47.3%), agricultural products (32.7%), fuel (6.1%), inputs for the building industry and forestry products, (5.3%) and others (4.8%).
The Company’s ports and maritime terminals handled 5.880 million tons of general cargo, compared to 7.046 million tons in 1Q07. The volumes shipped was affected by the spin off of some assets incorporated into Log-In Logística after the sale of a portion of the shares by Vale in the second quarter of 2007.
In 1Q08, revenues from logistics services amounted to R$ 787 million, 2.5% below the figure reported in 1Q07, of R$ 807 million. Railway transport contributed revenue of R$ 665 million, compared to R$ 617 million in 1Q07; port services contributed R$ 94 million, compared to R$ 127 million in 1Q07, while coastal shipping and port support services contributed R$ 28 million, compared to R$ 63 million.
In 1Q08, EBIT margin was 17.3%, while EBITDA totalled R$ 313 million, 11.8% lower than the figure recorded in 1Q07. The margin was negatively affected by the significant increase in fuel costs, which represent some 20% of the cost for this segment. After extraordinary expenses with maintenance and improvements to operations in 4Q07, costs with materials, personnel and outsourced services returned to normal levels.
LOGISTICS SERVICES

	1Q07	4Q07	1Q08
Railroads (million ntk)	6,610	7,089	5,747
Ports (‘000 metric tons)	7,046	6,772	5,880
LOGISTICS — GROSS REVENUE BY PRODUCT — R$ million

	1Q07%		4Q07%		1Q08%
Railroads	617	76.5	715	84.7	665	84.5
Ports	127	15.7	103	12.2	94	11.9
Shipping	63	7.8	26	3.1	28	3.6
Total	807	100.0	844	100.0	787	100.0
SELECTED FINANCIAL INDICATORS

	1Q07	4Q07	1Q08
EBIT margin (%)	20.6%	12.8%	17.3%
EBITDA (R$ million)	355	309	313
Capex (US$ million)	209	397	239
•	SELECTED FINANCIAL INDICATORS OF THE MAIN NON-CONSOLIDATED COMPANIES
For selected financial indicators of the main companies not consolidated, see our quarterly financial statements on www.vale.com/ Investors/ Financial Performance.
1Q08

BR GAAP
•	CONFERENCE CALL AND WEBCAST
Vale will hold a conference call and webcast on April 25, at 11:00 am Rio de Janeiro time, 10:00 am US Eastern Standard Time, 3:00 pm UK time. To connect the webcast, please dial:
Participants from Brazil: (55 11) 4688-6301
Participants from USA: (1-800) 860-2442
Participants from other countries: (1-412)858-4600
Access code: VALE
Instructions for participation will be available on the website www.vale.com/ Investor. A recording will be available on Vale’s website for 90 days from April 25.
•	SALES VOLUMES
SALES VOLUME — MINING AND METALS — ‘000 metric tons

	1Q07	4Q07	1Q08
Manganese	83	256	146
Ferro alloys	124	126	123
Copper	66	89	63
Nickel	71	68	66
Cobalt	580	686	740
Precious metals (ounce troy)	640	548	527
PGMs (ounce troy)	77	74	86
Potash	161	174	158
Kaolin	269	349	263
Bauxite	1,239	1,110	993
Alumina	700	959	833
Aluminum	134	135	136
Metallurgic coal	—	797	683
Thermal coal	—	115	321
1Q08

BR GAAP
•	ACCOUNTING INFORMATION
FINANCIAL STATEMENTS — R$ million

	1Q07	4Q07	1Q08
Gross operating revenues	16,629	15,521	14,549
Taxes	(380)	(436)	(424)
Net operating revenues	16,249	15,085	14,125
Cost of goods sold	(7,247)	(8,160)	(7,512)
Gross profit	9,003	6,925	6,613
Gross margin (%)	55.4%	45.9%	46.8%
Operational expenses	(923)	(1,869)	(1,288)
Sales	(57)	(179)	(143)
Administrative	(545)	(620)	(457)
Research and development	(239)	(462)	(331)
Other operational expenses	(82)	(608)	(357)
Operating profit before result from shareholdings	8,080	5,056	5,325
Result from shareholdings	(253)	(573)	(449)
Equity income	35	46	45
Goodwill amortization	(263)	(333)	(389)
Others	(25)	(287)	(105)
Financial result	(208)	395	(2,056)
Financial expenses	(1,404)	(607)	(1,552)
Financial revenues	291	262	118
Monetary variation	905	740	(622)
Operating profit	7,619	4,878	2,820
Non-operating income	—	—	139
Earnings before income tax and social contribution	7,619	4,878	2,959
Income tax and social contribution	(2,075)	(183)	(670)
Minority interest	(449)	(284)	(36)
Net earnings	5,095	4,411	2,253
Earnings per share (R$)	1.06	0.91	0.47
ASSET BALANCE SHEET — R$ million

	31/03/07	31/12/07	31/03/08
Assets
Current	26,340	21,153	23,359
Long term	5,629	4,962	5,457
Fixed	93,435	106,784	106,301
Total	125,404	132,899	135,117
Liabilities
Current	16,391	19,347	18,353
Long term	60,082	51,746	52,809
Others	4,739	4,776	4,673
Shareholders’ equity	44,192	57,030	59,282
Paid-up capital	19,492	28,000	28,000
Reserves	24,700	25,966	28,219
Mandatory convertible notes	—	3,064	3,064
Total	125,404	132,899	135,117
1Q08

BR GAAP

CASH FLOW	R$ million
	1Q07	4Q07	1Q08
Cash flow from operations:
Net income	5,095	4,410	2,253
Adjustments to reconcile net earnings in the period with earnings from operational activities:
Result from shareholdings	253	574	449
Result from sale of investment	—	—	(139)
Depreciation, depletion and amortization	805	1,300	1,313
Deferred income tax and social contribution	(328)	(505)	(538)
Financial expenses and foreign exchange and monetary net variation	228	(2,008)	(78)
Minority interest	449	284	36
Impairment of property, plant and equipment	81	203	128
Goodwill amortization in the COGS	51	—	0
Net unrealized derivative losses	(167)	(606)	548
Dividends/interest attributed to stockholders received	—	75	—
Others	343	(50)	87
Decrease (increase) in assets:
Accounts receivable	360	349	377
Inventories	(181)	(475)	148
Advanced pay to energy suppliers	(67)	46	61
Others	(776)	513	(389)
Increase (decrease) in liabilities:
Suppliers and contractors	(845)	559	(13)
Payroll and related charges	(362)	165	(449)
Taxes and Contributions	(68)	(1,084)	(1,394)
Others	(761)	(50)	(50)
Net cash provided by operating activities	4,111	3,700	2,350
Cash Flow from investing activities:
Loans and advances receivable	13	(39)	36
Guarantees and deposits	(73)	(87)	(61)
Additions to investments	(32)	(362)	(19)
Additions to property, plant and equipment	(2,439)	(4,681)	(3,108)
Net cash for acquisition and investment on subsidiaries	(4,327)	—	—
Proceeds from disposals of investments/property, plant and equipment	—	—	371
Net cash used I investing activities	(6,858)	(5,169)	(2,780)
Cash flows from financing activities:
Short-term debt, net issuances (repayments)	557	424	328
Long-term debt	14,133	1,210	2,463
Mandatory convertible notes	—	—	—
Repayments:
Financial institutions	(13,271)	(250)	(214)
Interest attributed to stockholders	(121)	(2,664)	—
Stocks in treasury	0	—	0
Net cash used in financing activities	1,297	(1,280)	2,577
Increase (decrease) in cash and cash equivalents	(1,451)	(2,749)	2,147
Cash and equivalents, beginning of period	9,778	4,877	2,128
Cash and equivalents, end of period	8,327	2,128	4,275
Cash paid during the period for:
Interest on short-term debt	(18)	(18)	(34)
Interest on long-term debt	(445)	(649)	(494)
Paid income tax and social contribution	(890)	(867)	(2,930)
Non-cash transactions:
Additions to property, plant and equipment — interest capitalization	(78)	145	(12)
1Q08

BR GAAP

“Este comunicado pode incluir declarações que apresentem expectativas da Administração da Companhia sobre eventos ou resultados futuros. Todas as declarações quando baseadas em expectativas futuras e não em fatos históricos envolvem vários riscos e incertezas. A Companhia não pode garantir que tais declarações venham a ser corretas. Tais riscos e incertezas incluem fatores relativos à economia brasileira e canadense e ao mercado de capitais, que apresentam volatilidade e podem ser afetados por desenvolvimento em outros países; relativos ao negócio de minério de ferro e níquel e suas dependências da indústria siderúrgica, que é cíclica por natureza, e relativo à grande competitividade em indústrias onde a Vale opera. Para obter informações adicionais sobre fatores que possam originar resultados diferentes daqueles estimados pela Companhia, favor consultar os relatórios arquivados na Comissão de Valores Mobiliários — CVM e na U.S. Securities and Exchange Commission — SEC, inclusive o mais recente Relatório Anual — Form 20F da Vale.”
1Q08

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: April 24, 2008	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations